STICNSTAC LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members
Sticnstac LLC
Boise, Idaho

We have reviewed the accompanying financial statements of Sticnstac LLC (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, members' deficit, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

March 31, 2026
Calabasas, CA 91302

STICNSTAC LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 126	$ 126
Total Current Assets	**126**	**126**
Intangible Assets	9,728	5,400
Total Assets	**$ 9,854**	**$ 5,526**
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities:		
Related Party Loans	$ 1,021,137	$ 967,901
Total Current Liabilities	**1,021,137**	**967,901**
Total Liabilities	**1,021,137**	**967,901**
MEMBERS' DEFICIT		
Members' Deficit	(1,011,283)	(962,375)
Total Members' Deficit	**(1,011,283)**	**(962,375)**
Total Liabilities and Members' Deficit	**$ 9,854**	**$ 5,526**

See accompanying notes to financial statements.

STICNSTAC LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General and Administrative	48,908	126,930
Sales and Marketing	-	5,700
Total Operating Expenses	**48,908**	**132,630**
Operating Loss	**(48,908)**	**(132,630)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision For Income Taxes	**(48,908)**	**(132,630)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (48,908)**	**$ (132,630)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Deficit
Balance—December 31, 2023	$ **(861,882)**
Capital Contribution	32,137
Net Loss	(132,630)
Balance—December 31, 2024	$ **(962,375)**
Net Loss	(48,908)
Balance—December 31, 2025	$ **(1,011,283)**

See accompanying notes to financial statements.

STICNSTAC LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (48,908)	$ (132,630)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	1,148	600
Net Cash Provided Used In Operating Activities	**(47,760)**	**(132,030)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(5,476)	(6,000)
Net Cash Used In Investing Activities	**(5,476)**	**(6,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Distribution	-	-
Capital Contribution	-	32,137
Borrowing on Related Party Loan	53,236	105,920
Net Cash Provided By Financing Activities	**53,236**	**138,057**
Change In Cash	**-**	**27**
Cash - Beginning Of Year	126	99
Cash- End Of Year	**$ 126**	**$ 126**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -
NON CASH INVESTING AND FINANCING ACTIVITIES		
Purchase of Property and Equipment Not Yet Paid For	$ -	$ -
Issuance of Equity in Return for Note	-	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities	-	

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

SticNstac LLC was formed on February 2, 2016, in the state of Idaho. The financial statements of SticNstac LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise, Idaho.

SticNstac LLC is an Idaho-based company specializing in innovative electrical cable management and support devices for residential and commercial buildings for the professional electrician trade. The company designs and develops patented devices that are faster, easier and safer to install and use than other electrical cable management positioning -securing - support devices currently used in the trade.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Intangible Assets
Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the

following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 11,476	$ 6,000
Intangible Assets, at cost	**11,476**	**6,000**
Accumulated Amortization	(1,748)	(600)
Intangible Assets, net	**$ 9,728**	**$ 5,400**

Amortization expense for the years ended December 31, 2025 and 2024 was $1,148 and $600, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Expense
2026	$ 1,148
2027	1,148
2028	1,148
2029	1,148
Thereafter	5,136
Total	**$ 9,728**

4. DEBT

Related Party Loans

During the years presented, the Company received money from its members. The details are as follows:

					As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtednes	Current Portion	Non-Current Portion	Total Indebtednes
Gerry Brown	$ 9,500	not set	Fiscal Year 2021	No set maturity	$ 9,500	$ -	$ 9,500	$ 9,500	$ -	$ 9,500
Harry Zuckerman	637,411	not set	Fiscal Year 2021	No set maturity	642,303	-	642,303	637,411	-	637,411
Jack Normandin	3,000	not set	Fiscal Year 2021	No set maturity	3,000	-	3,000	3,000	-	3,000
Margot Callahan & GuidoGiuntini	750	not set	Fiscal Year 2021	No set maturity	750	-	750	750	-	750
Ned Fowkes	317,240	not set	Fiscal Year 2021	No set maturity	365,584	-	365,584	317,240	-	317,240
Total					**$ 1,021,137**	**$ -**	**$ 1,021,137**	**$ 967,901**	**$ -**	**$ 967,901**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current liability.

5. EQUITY

The ownership percentages of the members are as follows as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Class	Units	Ownership percentage
Harry Zuckerman	Class A	6,539,130	34.78%
Gary & Lynn Gintz	Class A	3,760,001	20.00%
Fowkes Whitford Revocable Trust	Class A	3,887,130	20.68%
Juneanne Gergen	Class A	1,634,783	8.70%
Others	Class A	2,978,956	15.85%
Total			**100.00%**

Voting Rights:

Voting rights of both classes of the shares are stated below:

Class A Shares:
- Cannot be transferred without 80% approval of outstanding Class A Shares.
- Before selling to a third party, shares must first be offered to the company and then to other members.

Class B Shares:
- Issued through a Reg CF private placement.
- Liquidity restrictions are subject to SEC regulations and the offering terms.

Dividend Rights (Distributions)

- Distributions are at the discretion of the Manager.
- Majority vote of members is required for distribution approval.
- The company may make tax distributions to help members cover taxes on allocated income.
- No guaranteed return of capital contributions.

Management Structure

- The company is manager-managed.
- SNS Management, Inc. is the current Manager, with William Fowkes as President.
- The Manager handles daily operations and decision-making.
- The Manager can be removed by a 51% vote of members.
- Certain major decisions still require member approval, such as:
    - Amendments to the operating agreement.
    - Actions outside the company's ordinary course of business.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

Throughout the years through 2025, the Company received in total $642,303 from its major shareholder, V.P. & COO, Harry Zuckerman. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2025, and December 31, 2024, the outstanding balance of the loan stands at $642,303 and $637,411, respectively.

Throughout the years through 2025, the Company received in total $365,584 from its President and CEO, William 'Ned' Fowkes. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2025, and December 31, 2024, the outstanding balance of the loan stands at $365,584 and $317,240, respectively.

Throughout the years through 2025, the Company received in total $13,250 from the minority shareholders. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2025, and December 31, 2024, the outstanding balance of the loan stands at $13,250.

In 2025 and 2024, the Company paid contractor fees of $12,000 and $74,000, respectively, to Gary Gintz, a shareholder of the Company. The full amounts were recorded as operating expenses in the statements of operations.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $48,908, an operating cash outflow of $47,760 and liquid assets in cash of $126, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.